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                                                                    Exhibit 99.1

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                   TUTOGEN MEDICAL, INC. REPORTS THIRD QUARTER
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                          FISCAL 2006 FINANCIAL RESULTS

            HIGHEST QUARTERLY REVENUES IN THE HISTORY OF THE COMPANY

                              FOR IMMEDIATE RELEASE

Contacts:
            L. Robert Johnston, Jr.                  Lytham Partners, LLC
            Chief Financial Officer                  Joe Diaz
            Tutogen Medical, Inc.                    Joe Dorame
            386-462-0402                             Robert Blum
            BJOHNSTON@TUTOGEN.COM                    602-889-9700

ALACHUA, FL.--August 14, 2006--Tutogen Medical, Inc. (AMEX: TTG), a leading manufacturer of sterile biological implant products made from human (allograft) and animal (xenograft) tissue, today announced financial results for the third quarter of fiscal year 2006 and the nine-month period ended June 30, 2006.

Highlights of the quarter included:

     o Highest quarterly revenues, $10.0 million, in the history of the Company;
     o U.S. dental segment sales increased 19% compared to the third quarter of fiscal 2005;
     o International revenues increased 27% versus last year's third quarter;
       and
     o The Company entered into an exclusive distribution agreement with Mentor Corporation for the breast reconstruction market.

For the third fiscal quarter ended June 30, 2006, the Company reported an 8% increase in revenues of $10.0 million, compared to $9.3 million in the comparable quarter last year. The Company reported a net loss of $1.1 million, or $(0.07) per fully diluted share, compared to a net loss of $1.3 million, or $(0.08) per fully diluted share, in the third fiscal quarter last year. Financial results for the quarter were negatively impacted by unusual charges for the quarter that included $437,000 in severance costs associated with the replacement of the managing director of the Company's German subsidiary; $217,000 associated with the restatement of prior period financial results; and $210,000 related to the strategic discussions with Zimmer Holdings. The Company also experienced a foreign currency exchange loss of $233,000 due to unfavorable rates. Without these items, the results would have been approximately breakeven.

For the first nine months of the fiscal year, the Company reported revenues of $27.1 million compared to $23.9 million for the comparable period last year, an increase of 14%. Net loss for the first nine months of the year was $1.2 million, or $(0.07) per fully diluted share, compared to a net loss of $4.3 million, or $(0.27) per fully diluted share for the first nine months last year.

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In addition to the above mentioned charges taken in the third fiscal quarter, the Company recognized stock-based compensation expense of $303,000 for the nine-month period ended June 30, 2006.

Guy L. Mayer, Chief Executive Officer of Tutogen Medical, said, "We have had a strong beginning to the second half of the fiscal year. Revenues reached record levels in the third fiscal quarter and continued the trend of sequential quarterly revenue increases this year. Notwithstanding the charges that we took this quarter, we believe we have made significant progress in narrowing our operating and net losses. We are consistently working our way toward profitability."

Mr. Mayer continued, "We have significantly bolstered the management team of this Company in virtually all operating departments with the expressed intent of making Tutogen a more competitive company. In that regard, we have made a number of very difficult decisions in terms of reconfiguring this Company to make it more operationally efficient. In the course of the past three quarters our efforts have been rewarded with incremental, but consistent operating improvements."

"Looking ahead, we expect that fourth quarter results will benefit from initial sales from Davol, our distribution partner in the hernia repair market, and increased sales of our cervical spacer product by Zimmer Spine. We believe that both of these product lines have great potential for future growth given the very positive initial market acceptance that we have seen to this point. In addition to continuing strong growth in our dental segment as well as the momentum in our international markets, we are very excited with the potential future opportunities that our markets have to offer," Mr. Mayer concluded.

CONFERENCE CALL
Tutogen Medical will conduct a conference call on Monday, August 14, 2006 at 11:00AM ET to review the results of the quarter. Interested parties can access the call by dialing (888) 832-4014 or (706) 643-8825 or by accessing the web cast at HTTP://WWW.TUTOGEN.COM/INVESTOR.ASP. A replay of the call will be available at (800) 642-1687 or (706) 645-9291, conference ID number: 3246706 for
3 days following the call, and the web cast can be accessed at HTTP://WWW.TUTOGEN.COM/INVESTOR.ASP for 30 days.

ABOUT TUTOGEN MEDICAL, INC.
Tutogen Medical, Inc. manufactures sterile biological implant products made from human (allograft) and animal (xenograft) tissue. Tutogen utilizes its Tutoplast Process(R) of tissue preservation and viral inactivation to manufacture and deliver sterile bio-implants used in spinal/trauma, urology, dental, ophthalmology, and general surgery procedures. The Company's Tutoplast(R) products are sold and distributed worldwide by Zimmer Spine and Zimmer Dental, subsidiaries of Zimmer Holdings, Inc. the Mentor Corporation (Mentor), IOP, Inc. and through independent distributors and subsidiaries in the U.S. and Germany. In addition, Mentor is the exclusive distributor for the Company's Tutoplast Dermis(R) products in North America for use in the dermatology and plastic surgery markets for breast reconstruction. For more information, visit the Company's Web site at HTTP://WWW.TUTOGEN.COM.

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FORWARD-LOOKING STATEMENT DISCLAIMER: THIS PRESS RELEASE CONTAINS
"FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS TYPICALLY ARE IDENTIFIED BY USE OF TERMS SUCH AS "MAY," "WILL," "SHOULD," "PLAN," "EXPECT," "ANTICIPATE," "ESTIMATE," AND SIMILAR WORDS, ALTHOUGH SOME FORWARD-LOOKING STATEMENTS ARE EXPRESSED DIFFERENTLY. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS MADE BY THE COMPANY'S CHIEF EXECUTIVE OFFICER CONCERNING THE COMPANY'S RECENT FINANCIAL PERFORMANCE AND TRENDS OF QUARTERLY REVENUE INCREASES, PROGRESS TOWARD PROFITABILITY, BOLSTERING OF THE MANAGEMENT TEAM WITH THE INTENT OF MAKING THE COMPANY MORE COMPETITIVE AND OPERATIONALLY EFFICIENT, EXPECTED FOURTH QUARTER SALES, THE POTENTIAL FOR GROWTH IN SALES AND CONTINUED MARKET ACCEPTANCE OF THE COMPANY'S HERNIA REPAIR AND CERVICAL SPACER PRODUCTS, POTENTIAL GROWTH IN THE COMPANY'S DENTAL AND INTERNATIONAL MARKETS, AND MANAGEMENT'S EXCITEMENT ABOUT THE COMPANY'S FUTURE OPPORTUNITIES. FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH OR IMPLIED BY FORWARD-LOOKING STATEMENTS. THESE AND OTHER RISKS ARE IDENTIFIED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005, AS AMENDED. ALL INFORMATION IN THIS PRESS RELEASE IS AS OF THE DATE HEREOF, AND THE COMPANY UNDERTAKES NO DUTY TO UPDATE THIS INFORMATION UNLESS REQUIRED BY LAW.




                           FINANCIAL TABLES TO FOLLOW



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                     TUTOGEN MEDICAL, INC. AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED FINANCIAL SUMMARY
                    ----------------------------------------
                      (in thousands except per share data)
                                   (unaudited)

                                    THREE MONTHS ENDED            NINE MONTHS ENDED
                                        JUNE 30,                      JUNE 30,
                                        --------                      --------
                                    2006          2005            2006        2005
                                    ----          ----            ----        ----

REVENUE                          $ 10,000      $  9,281      $ 27,149      $ 23,908

GROSS PROFIT                        4,683         3,180        14,307         8,824

OPERATING EXPENSES                  5,929         4,683        15,934        13,453

OPERATING LOSS                     (1,246)       (1,503)       (1,627)       (4,629)

FOREIGN EXCHANGE (LOSS) GAIN         (233)          317          (261)          (80)
OTHER INCOME                           12            16            42            36
INTEREST EXPENSE                      (75)          (19)          (53)          (51)

INCOME TAX (BENEFIT) EXPENSE         (413)           88          (711)         (404)

NET LOSS                         $ (1,129)     $ (1,277)     $ (1,188)     $ (4,320)
                                 ========      ========      ========      ========

BASIC LOSS PER SHARE             $  (0.07)     $  (0.08)     $  (0.07)     $  (0.27)
                                 ========      ========      ========      ========

DILUTED LOSS PER SHARE           $  (0.07)     $  (0.08)     $  (0.07)     $  (0.27)
                                 ========      ========      ========      ========


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                            (unaudited)
                                       JUNE 30,   SEPTEMBER 30,
                                        2006          2005
                                   ------------   ------------

CURRENT ASSETS                          $22,522     $18,361

PROPERTY, PLANT AND EQUIPMENT (NET)      11,509       6,612

DEPOSITS                                    300          --

DEFERRED TAX (ASSET)                      2,435       1,232

                                        -------     -------
TOTAL ASSETS                            $36,766     $26,205
                                        =======     =======

CURRENT LIABILITIES                     $16,844     $ 9,544

LONG TERM DEBT                            2,709         630

OTHER LIABILITIES                         3,145       2,309

SHAREHOLDERS' EQUITY                     14,068      13,722
                                        -------     -------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                  $36,766     $26,205
                                        =======     =======